UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2018

WORTHY PEER CAPITAL, INC.
(Exact name of registrant as specified in its charter)

Commission file number:	024-10766

Delaware	81-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 N. Federal Highway, Suite 210-12, Boca Raton, FL	33431
(Address of principal executive office)	(Zip Code)

(561) 948-0108
(Registrant’s telephone number, including area code)

Worthy Bonds
(Title of each class of securities issued pursuant to Regulation A)

PART II

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us.  Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this annual report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this annual report. You should read this annual report and the other documents that we have filed with the U.S. Securities and Exchange Commission (“SEC”), completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this annual report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

OTHER INFORMATION

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to Worthy Financial, Inc., a Delaware corporation. The information which appears on our websites at www.worthybonds.com and www.worthylending.com is not part of this annual report.

When used herein, “2018” means the year ended December 31, 2018, “2017” means the year ended December 31, 2017.

Item 1.	Business.

Background

We are a wholly owned subsidiary of WFI which was organized in February 2016 by Sally Outlaw, our President and CEO. Ms. Outlaw is a leading crowd funding strategist and a Registered Investment Advisor.

WFI was organized to create a “Worthy Community” which we are initially targeting to the millennials who are surpassing the baby boomers as the nation’s largest living generation. Management believes that this demographic in large part has a basic distrust of old guard financial institutions, is burdened by student loans and other debt, change employment frequently and is unable to save money and/or fund a retirement program. At the same time there are two rapidly growing trends – peer financing and robo investing.

WFI has developed a mobile app, the Worthy App, for members of its potentially targeted community, which management believes is approximately 74,000,000 millennials, who spend more than $600 billion per year. The Worthy App seeks to monetize debit card, checking account linked credit card purchases and other checking account transactions by rounding up the purchase to the next whole dollar amount, which the member can thereafter use to purchase the Worthy Bonds being offered by us in our Regulation A+ offering.

Procedurally, Worthy members download the “App” and simply link their debit card or credit card to the App. Every time the member shops or completes any checking account transaction, the App automatically rounds up their purchase to the next dollar, tracks the spare change and then permits the member to use it to invest in the Worthy Bonds. The member’s bank accounts are monitored and the money is transferred via ACH once the round up amounts reach $10.00.

Members using this App can also make one time or recurring contributions (the “Contributions”) to buy Worthy Bonds. Direct purchases of the Worthy Bonds may also be made independent of the Worthy App.

Through the Worthy App and our website we may also provide access to services, which will be attractive to the Worthy Community and others, such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), small business loans, auto loans, student loan refinancing and debt counseling. Referral fees will be paid to WFI and shared with us.

In addition to the millennials, we may also seek to establish strategic relationships with local and national companies to incorporate our services to the benefits it provides to its hourly employees, borrowers and users, as well as veterans and municipal employees and colleges and university alumni associations.

Our Regulation A+ Public Offering

Pursuant to our Regulation A+ offering circular that was initially qualified by the SEC on January 4, 2018, we are presently engaged in an offering to the public of Worthy Bonds, with a total value of up to $50 million on a continuous basis.  The Worthy Bonds:

•	are priced at $10.00 each;
•	represent a full and unconditional obligation of our company;
•	bear interest at 5% per annum, subject to our option to increase the interest rate up to an additional 1% per annum;
•	have a term of three years, renewable at the option of the bond holder;
•	may be subject to a put by the holder at a 1% discount (if implemented, may be charged only if exercised during the first year and chargeable against accrued interest)[1];
•	are subject to a call by our company; and
•	are not payment dependent on any underlying small business loan.

The Worthy Bonds are not dependent upon any particular loan and remain at all times the general obligations of Worthy.  The Worthy Bonds are being offered pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings.  Purchases of Worthy Bonds can only be made pursuant to the terms of the offering circular which we have filed with the SEC.  Proceeds from the sale of the Worthy Bonds will be used to fund loans and for general corporate purposes, including the costs of the offering. As of March 19, 2019, we have sold approximately $4,780,000 principal amount of Worthy Bonds.

Competitive Strengths

We believe we benefit from the following competitive strengths compared to our competitors:

We are part of the Worthy community. The Worthy App is targeted to the millennials who are part of the fastest growing segment of our population. They have a basic distrust of traditional banking institutions yet they have a need to accumulate assets for retirement or otherwise. This Worthy App provides for a savings and investing alternative for the millennials as well as potential access to other services, which may appeal to millennials, such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), small business loans, auto loans, student loan refinancing and debt counseling.

Sales independent of the Worthy App.  Investors may subscribe for Worthy Bonds directly from us and do not need to rely on the Worthy App.

———————

1 If put is for more than $50,000, holder must give us 30 days prior written notice.

Strategy

We are pursuing the following strategies:

•	Grow the Worthy community;
•	Market our Worthy Bonds and other products through digital and other social networking channels;
•	Establish strategic relationship with lending platforms;
•	Establish strategic relationships with service providers; and
•	Market our Worthy Bonds through large membership organizations.

Worthy Website

By accessing our website at www.worthybonds.com, prospective Worthy Bonds investors can create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the Worthy Bonds program through our website:

•	Available Online Directly from Us. You can purchase Worthy Bonds directly from us through our website;
•

No Purchase Fees Charged. We will not charge you any commission or fees to purchase Worthy Bonds through our website. However, other financial intermediaries, if engaged, may charge you commissions or fees;

•	Invest as Little as $10. You will be able to build ownership over time by making purchases as low as $10;
•	Flexible, Secure Payment Options. You may purchase Worthy Bonds electronically or by wire transfer, and we will provide funding instructions; and
•	View Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports.

Our Business

Under our business model, we intend to generate revenue in multiple ways: through fees charged to borrowers, interest generated from each loan that we make or in which we participate and fees from ancillary services that we introduce to our Worthy members and others provided by us.

We provide at least 60% of our assets for (i) loans to manufacturers, wholesalers, and retailers secured by inventory and/or equipment; and (ii) purchase order financing. To a lesser extent (not more than 40%), we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income investments; and (iv) provide factoring financing, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. The line of credit can be used to purchase additional inventory.

Purchase order financing allows manufacturers and wholesalers to receive up to 100 percent of the funds needed to fill an order for specified merchandise when they are unable to do so on their own.

Subject to the limitations described above, we may also purchase directly or indirectly accounts receivables in a factoring transaction. Factoring is a financial transaction and type of debtor financing in which a business sells its accounts receivables (i.e., invoices) to a third party called a factor at a discount.

We anticipate that we will generate fees from our ancillary services by agreement with WFI. These ancillary services will be from introducing our bond holders to providers of personal loans, refinanced student loans, and small business loans. We are to receive 1/3 of the fees received by WFI. We are unable to anticipate the amount of the loans or the fees we will receive.

Our Loan Portfolio

Beginning in September of 2018, we began deploying the capital we had raised through the sale of Worthy Bonds. As of December 31, 2018 we had entered in to three loan receivable agreements for an aggregate amount of $1,200,000, with small business borrowers. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as revenue over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans range from two to three years, with no prepayment penalty and generally pay interest only in year one. The loans are secured by the assets of the borrower.

Subsequent to December 31, 2018, we have entered into several additional agreements utilizing the proceeds from the sale of Worthy Bonds, including:

•

in January 2019, we entered into a $170,000 loan receivable agreement with a small business based in the United States.  The terms are similar to the loan receivable agreements entered into during 2018 described earlier in this section;

•	in February 2019, we invested $200,000 in two privately held real estate investment trusts (REITs), and we invested an additional $200,000 in fixed income marketable securities; and
•	in March 2019, we invested $175,000 in a loan secured by a mortgage in real estate located in Florida.

Our Principal Executive Office

We lease approximately 300 square-feet, executive suite office space in Boca Raton, Florida and own no physical properties. If necessary, we believe we can find alternative office space without difficulty near our current location.

Involvement in Certain Legal Proceedings

We are not a party to any litigation.

Our History

We were organized under the laws of the State of Delaware on June 9, 2016.

Risk Factors

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The sale of our Worthy Bonds is subject to federal securities laws and our bonds are qualified by the SEC pursuant to our Regulation A+ Offering Statement. The distribution of our Worthy Bonds is also subject to the regulation by several states and we are registered as an issuer dealer in the State of Florida. The loans made by the us are also subject to state usury laws.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we intend to conduct business or make it more difficult or costly for us to participate in or otherwise make loans. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to participate in and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

Worsening economic conditions may result in decreased demand for loans, cause borrowers’ default rates to increase, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes.

Our borrowers are primarily small businesses. Accordingly, our borrowers will historically have been, and may in the future may remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for loans by potential borrowers or higher default rates by borrowers.

There can be no assurance that economic conditions will remain favorable for our business or that demand for loans that we make or in which we may participate or default rates by borrowers will remain at current expected levels. Reduced demand for loans would negatively impact our growth and revenue, while increased default rates by borrowers may inhibit our access to capital and negatively impact our profitability. Further, if an insufficient number of qualified individuals and small businesses apply for loans, our growth and revenue would be negatively impacted.

Competition for employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Currently, our staffing needs are satisfied by a total of nine full time employees and independent contractors who provide a substantial portion of their time to us.  Additional management and staffing are presently provided by our parent company at no cost to us.  We will need to expand our employee base as our company continues to grow.  Competition for highly skilled personnel, especially data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we intend to invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve borrowers could diminish, resulting in a material adverse effect on our business.

We are an early-stage startup and we may never become profitable.

We have not yet reached profitability. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations.

There is substantial doubt about our ability to continue as a going concern.

We began reporting revenues in 2018. In 2018 we generated net losses and had cash used in operations of approximately $143,000 and $45,000, respectively. At December 31, 2018 we had a working capital deficit, shareholder’s deficit and accumulated deficit of $1,203,680, $3,680 and $193,220, respectively. These conditions raise substantial doubt about our ability to continue as a going concern for a period of 12 months from the issuance date of this report. Our consolidated financial statements have been prepared assuming that we will continue as a going concern. No assurances can be given that we will achieve success in selling any material amount of our Worthy Bonds, or that our operations will provide sufficient revenues to cover our operating expenses.

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

•	continue to sell our Worthy Bonds
•	increase the number and total volume of loans and other credit products extended to borrowers;
•	improve the terms on which loans are made to borrowers as our business becomes more efficient;
•	increase the effectiveness of our direct marketing and lead generation through referral sources;
•	successfully develop and deploy new products;
•	favorably compete with other companies that are currently in, or may in the future enter, the business of lending to small businesses;
•	successfully navigate economic conditions and fluctuations in the credit market;
•	effectively manage the growth of our business; and
•	successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

We have only begun to make loans with the proceeds from the sale of the Worthy Bonds.

We made our first loan in September 2018 and as of March 25, 2019, we have five outstanding loans.  While we have identified several additional opportunities for investment in the proceeds, our lending history is limited. Interest on the proceeds from our Regulation A+ offering will not cover interest payments accruing on the bonds or our operating expenses.  Accordingly, until such time as we are able to generate significant income from the investment of the proceeds we will be required to utilize cash on hand to make the interest payments which will reduce the amount of proceeds available for loans by us.

If the information provided by borrowers is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and our operating results may be harmed.

Our loan participation or loan decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, we may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential borrowers do not adequately identify potential risks, the risk profile of such borrowers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

We rely on various referral sources and other borrower lead generation sources, including lending platforms.

Unlike banks and other larger competitors with significant resources, we rely on our smaller-scale marketing efforts, affinity groups, partners, and loan referral services to acquire borrowers. We do not have exclusive rights to referral services, and we cannot control which loans or the volume of loans we are sent. In addition, our competitors may enter into exclusive or reciprocal arrangements with their own referral services, which might significantly reduce the number of borrowers we are referred. Any significant reduction in borrower referrals could have an adverse impact on our loan volume, which will have a correspondingly adverse impact on our operations and our company.

We will face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that lend to individuals and small businesses. These companies include traditional banks, merchant cash advance providers, and newer, technology-enabled lenders. In addition, other technology companies that lend primarily to individual consumers, such as Lending Club and Prosper Marketplace, have already begun to focus, or may in the future focus, their efforts on lending to small businesses.

Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract borrowers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from borrowers and purchasers of the Worthy Bonds and services. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

We are reliant on the efforts of Sally Outlaw and Alan Jacobs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executive officers, Sally Outlaw, our Chief Executive Officer, and Alan Jacobs, our Executive Vice President and President of our Worthy Lending LLC subsidiary. Ms. Outlaw and Mr. Jacobs have expertise that could not be easily replaced if we were to lose any or all of their services.

The nature of our business may subject us to regulation as an investment company pursuant to the Investment Company Act of 1940.

We believe that we fall within the exception of an investment company provided by Section 3(c)(5)(A) and/or Section 3(c)(5)(B) of the Investment Company Act of 1940. Section 3(c)(5)(A) provides an exemption for a company that is primarily engaged in purchasing or otherwise acquiring notes representing part or all of the sales price of merchandise and/or services. Section 3(c)(5)(B) provides an exemption for a company that is primarily engaged in making loans to manufacturers, wholesalers and retailers of and to prospective purchasers of specified merchandise and/or services. To a lesser extent (not more than 40%) we may also make secured loans to other types of borrowers provided the amount and nature of such loans does not cause us to lose our exemption from the registration requirements of the Investment Company Act of 1940. If for any reason we fail to meet the requirements of the exemptions provided by Section 3(c)(5)(A) or 3(c)(5)(B) we will be required to register as an investment company, which could materially and adversely affect our proposed plan of business.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. We have limited experience complying with the provisions of Regulation A or making the public filings required by the rule. Besides qualifying this Form 1-A, we must continue to file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with our Regulation A reporting requirements. Compliance with Regulation A will also require greater expenditures on outside counsel and outside auditors in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

Risks Related to Worthy Bonds

Holders of Worthy Bonds are exposed to our credit risk.

Worthy Bonds are our full and unconditional obligations. If we are unable to make payments required by the terms of the notes bondholders will have an unsecured claim against us. Worthy Bonds are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that bondholders will recover any remaining funds. Moreover, bondholder claims may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

There is no public market for Worthy Bonds, and none is expected to develop.

Worthy Bonds are newly issued securities. Although under Regulation A the securities are not restricted, Worthy Bonds are still highly illiquid securities. No public market has developed nor is expected to develop for Worthy Bonds, and we do not intend to list Worthy Bonds on a national securities exchange or interdealer quotational system.  Bondholders should be prepared to hold your Worthy Bonds through their maturity dates as Worthy Bonds are expected to be highly illiquid investments.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report.

Overview

We are an early-stage company. Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory and/or equipment; and (ii) purchase order financing. The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us.  To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income investments; and (iv) provide factoring financing, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Through December 31, 2017 we were engaged in organizational activities.  During 2018 we achieved several important milestones in the implementation of our business model, including:

•

in January 2018 we began offering our Worthy Bonds in our public offering described in our offering statement on Form 1-A as previously filed with the SEC.  During 2018 we sold approximately $2.8 million in Worthy Bonds, and during the year approximately $369,000 of the bonds were redeemed in accordance with their terms;

•

in March 2018 WFI launched the Worthy App, a free mobile app which is available for Apple iPhone users from the Apple Store and for Android phone users from the Play Store. The Worthy App allows users to use their credit or debit cards, tracking their purchases and "rounding up" each purchase to the next higher dollar until the 'round up" reaches $10.00 at which time the user purchases a $10.00 Worthy Bond;

•

in September 2018 we began deploying the capital we raised through the sale of Worthy Bonds, and between September 2018 and December 2018 we loaned approximately $1,200,000 under three loans to small business borrowers; and

•	during 2018 we also began generating revenue from our operations, including $35,461 in interest income and $12,015 in loan fees.

Since December 31, 2018 through March 19, 2019 we have sold an additional approximately $2,000,000 in Worthy Bonds, entered into a $170,000 loan receivable agreement with a small business, invested $175,000 in a loan secured by a mortgage in the real estate and made certain additional permissible investments utilizing proceeds from the sale of Worthy Bonds as described earlier in this report.  As part of our selling and marketing efforts, we expect to meet with groups whose employees may be potential purchasers of our Worthy Bonds. Based on the significant increase in the marketing efforts and sales of the Worthy Bonds, we began in September 2018 to compensate our executive officers and officers of Worthy Lending. During 2019 we expect to continue to raise capital through the sale of our Worthy Bonds as we continue to implement our business model through additional loan and financing arrangements for small businesses.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $143,000 and $45,000, respectively, for the year ended December 31, 2018.  At December 31, 2018 we had a working capital deficit, shareholder’s deficit and accumulated deficit of $1,203,680, $3,680 and $193,220, respectively.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2019, the Company continues to incur losses, however, a Form 1-A Regulation A Offering Statement allows the Company to continue to raise capital.

In response to the losses incurred in 2018 and 2017, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,334,000 at December 31, 2018. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

We did not generate any revenues in 2017. In 2018 our revenues included revenues from interest income, as well as loan fees. Interest income represents interest we earn on investments and cash on deposit. Loan fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our consolidated statement of operations. Loan fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan. For the year ended December 31, 2018, interest on investments and cash was $35,461, while non-interest income was $12,015.

Our general and administrative expenses increased substantially in 2018 as compared to 2017 which represents the growth of our company during 2018. This increase is primarily attributable to increases of approximately $34,000 in marketing expenses, approximately $56,000 in compensation expense, approximately $38,000 in professional fees and approximately $24,000 in technology support costs during 2018 as compared to 2017. During 2019 we expect our general and administrative expenses to continue to increase as a result of the continued expansion of our operations and sales of our Worthy Bonds. However, we are unable at this time to quantify these expected increases.

During 2018, we sold approximately $2.8 million of Worthy Bonds and during 2018 approximately $369,000 of bonds were redeemed. These bonds have a three year term and accrue interest at 5%. During 2018 we incurred $27,297 in interest on the Worthy Bonds. We did not have any comparable interest expense during 2017. As with the expected increases in our operating expenses, we also expect our interest expense will increase in 2019 as we sell additional Worthy Bonds.

Until such time as we begin generating significant revenues, if ever, we expect to continue to report net losses.

Liquidity and Capital Resources

At December 31, 2018, we had a working capital deficit of $1,203,680 as compared to working capital of $9,255 at December 31, 2017. Our current assets increased substantially at December 31, 2018 as compared to December 31, 2017 which reflects cash on hand from the sale of Worthy Bonds during the 2018 period. Our current liabilities also increased substantially in the 2018 period as compared to the 2017 period which is principally related to the liabilities associated with the Worthy Bonds. As of this date we have very limited resources and funding has historically been provided by sales of Worthy Bonds and, to a lesser extent, advances from our parent and one of our officers. As of this date we have not identified any sources of cash capital other than our parent and sales of our Worthy Bonds. During 2018, we received cash capital contributions of approximately $50,000 from our parent company and during that period our parent company forgave approximately $80,000 of related party debt which was also recorded as a capital contribution.

While we do not have any commitments for capital expenditures, until such time as we have raised sufficient working capital through the sale of Worthy Bonds, and our revenues are sufficient to pay our operating expenses, we are dependent upon additional funding to be provided by our parent. It is the intention of our parent company to raise funding for our working capital. There is no written agreement between us and our parent company. There is no certainty that our parent will raise any funds or if a financing can be made under reasonable terms. In the absence of a financing, we may be unable to fund our operating costs and could be required to suspend or close our operations.

Net cash used in operating activities for 2018 was approximately $45,000 as compared to $13,919 for 2017. In both periods cash was used primarily to fund our losses. Net cash used in investing activities was approximately $1,200,000 in 2018 which represented loans made. We did not generate or use any cash from investing activities during 2017. Net cash provided by financing activities in 2018 was approximately $2,500,000, which represented proceeds from the sale of Worthy Bonds less redemptions, and a capital contribution from our parent company along with advances from our parent company, net of repayments, as compared to approximately $71,000 for 2017, which principally represented amounts from our parent company.

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include the allowance for loan and interest receivables, estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We generate revenue primarily through interest earned on loans originated and held to maturity. We also generate revenue as a collateral management fee for monitoring performed on the underlying collateral related to the loan. For term loans, we recognize interest and collateral management fee income over the terms of the underlying loans. We also generate revenue from loan origination fees paid by borrowers for costs incurred for services provided prior to a loan closing. These fees are recorded as revenue when earned, over the life of the loan, net of associated costs.

Item 3.	Directors and Officers.

Our executive officers and directors are as follows:

Name	Age	Position	Term of Office

Sally Outlaw	56	Chief Executive Officer, Co-Founder, Director	Since June 2016

Alan Jacobs	77	Executive Vice President, Chief Operating Officer, Director	Since June 2016

Sally Outlaw as a co-founder of the Company has served as our chief executive officer and director since inception. For more than the past five years she has been very active in the promulgation of the crowd funding rules and regulations. Since October 2010 she has been the president of Peerbackers LLC, which has been engaged in all aspects of crowd funding. Ms. Outlaw is also president and CEO of Peerbackers Advisory LLC, an SEC Registered Investment Advisor. She has also been chief executive officer of Worthy Financial, Inc. since its inception in 2016.

Alan Jacobs serves as our executive vice president, chief operating officer and director since inception. He also serves as president of our Worthy Lending LLC subsidiary. For more than the past five years he has been engaged as a business consultant for various early stage companies. From September 2014 to December 2015, Mr. Jacobs was associated with ViewTrade Securities, a FINRA registered broker-dealer. Prior to that time and for more than 30 years, Mr. Jacobs was associated with several FINRA registered broker-dealers including Ladenburg Thalman, Josephthal & Company, and Capital Growth Securities. Mr. Jacobs received his bachelor’s degree from Franklin and Marshall College and law degree from Columbia University. Mr. Jacobs has also been senior vice president of Worthy Financial, Inc. since 2016. He is also president of Wheelchair Fitness Inc. and director of business development of SSTI, Inc. since 2015.

Worthy Lending

In addition to Mr. Jacobs, Worthy Lending has one additional officer:

Jungkun (“Jang”) Centofanti.  Ms. Centofanti, 51, has served as Worthy Lending’s senior vice president and chief administrative officer since August 2018. Ms. Centofanti has served as Worthy Lending’s senior vice president and chief administrative officer since August 2018.  Ms. Centofanti has more than 25 years of operational and management experience. Since September 2016 she has been Senior Vice President of CorpFin Management Group, a South Florida-based business development and strategic planning company. Since January 2017 she has served as Vice President of our parent, WFI, as Vice President of Wheelchair Fitness Solution Inc. Prior to joining CorpFin Management Group, from 2011 to June 2015 she was Administrative and Customer Service Manager for DU20 Holistic Oasis, and from 2004 until 2010 she was Preschool Director for Hazel Crawford School, both South Florida-based companies. Ms. Centofanti received an Associate of Science in Fashion Marketing and Business from the Art Institute of Fort Lauderdale.

Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and Worthy Peer Capital on the other hand.

Compensation of Directors and Executive Officers

The following table provides the annual compensation for each of our executive officers and directors during 2018.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)

Sally Outlaw (1)	Chief Executive Officer and director	$11,000	$0	$11,000

Alan Jacobs (2)	Executive Vice President, Chief Operating Officer and director	$31,000	$0	$31,000

———————

(1)

We do not compensate Ms. Outlaw for her services to us; she is compensated by our parent company, WFI. The amount of her compensation represents the allocation to us from WFI of a portion of her compensation.

(2)

Historically we did not compensate Mr. Jacobs for his services; he was also compensated by our parent WFI. The amount of Mr. Jacobs’ compensation in 2018 includes $15,000 which represents the allocation to us from WFI of a portion of his compensation. Beginning in September 2018 we began to compensate Mr. Jacobs for his services at the rate of $4,000 per month, payable monthly. In January 2019 we increased the amount of his compensation to $11,500 per month and he no longer receives any compensation from WFI.  Under the terms of our oral agreement with him, he is also entitled to reimbursement for out-of-pocket expenses and a cash bonus, payable as of August 31 of each year, equal to 1% of the principal amount of loans we have then outstanding, payable quarterly in advance.  The terms of this arrangement may be amended by our board of directors, of which Mr. Jacobs is a member, at any time.

Item 4.	Security Ownership of Management and Certain Securityholders.

We currently have 1,000,000 shares of our common stock outstanding, which are all owned by WFI. WFI has 1,241,742 shares outstanding, which are held by our executive officers and directors and the following holders of more than 5% of the outstanding common stock of WFI as follows:

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership of WFI		Percent of class
Sally Outlaw	437,426		35.2%
Alan and Susan Jacobs	200,000		16.1%
All officers and directors, as a group (2 persons)	637,426		51.3%
Randolph H. Pohlman (2)	100,000		8.1%
Jack W. and Susan S. Richards	190,356		15.3%
Andrew Rachmell	228,960	(3)	18.4%

———————

(1)	Unless otherwise noted, the address of each executive officer, director or 5% shareholder is c/o Worthy Financial, Inc., 4400 North Federal Highway, Suite 210-12, Boca Raton, Florida 33431

(2)	Shares are held by the Randolph A. and Jeannette Pohlman Living Trust.

(3)	Mr. Rachmell, a co-founder of our company, served as an officer and director until January 2018. He was also an officer and director of WFI until January 2018.

Item 5.	Interest of Management and Others in Certain Transactions.

During 2018 and 2017 our parent and other related parties have lent us funds for operations or otherwise made capital commitments to us.  These transactions are described in detail in notes to the consolidated financial statements appearing later in this report.

Item 6.	Other Information.

Between early January 2018 and March 27, 2019, we have sold approximately an additional $2,500,000 amount of Worthy Bonds in our public offering which is described earlier in this report.

Item 7.	Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of:

Worthy Peer Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Worthy Peer Capital, Inc. and Subsidiary (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in shareholder’s equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2, to the consolidated financial statements, the Company has a net loss and cash used in operations of $142,875 and $45,305, respectively, in 2018, and has a working capital deficit, shareholder’s deficit an accumulated deficit of $1,203,680, $3,680 and $193,220, respectively, at December 31, 2018.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s Plan in regards to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2018.

Boca Raton, Florida

March 27, 2019

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Balance Sheets

	As of
	December 31, 2018	December 31, 2017
ASSETS

Current Assets
Cash	$1,333,560	$57,535
Prepaid expense	1,250	—
Interest receivable	3,200	—
Total Current Assets	1,338,010	57,535

Other Assets
Loans receivable held for investment	1,200,000	—
Total Other Assets	1,200,000	—
TOTAL ASSETS	$2,538,010	$57,535

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current Liabilities
Bond liabilities	$2,422,190	$—
Accounts payable	25,593	—
Accrued expenses	4,000	—
Accrued interest	24,340	—
Deferred revenue	38,045	—
Advances from parent	26,425	47,183
Advances from officer	1,097	1,097
Total Current Liabilities	2,541,690	48,280
Total Liabilities	2,541,690	48,280

Commitments and contingencies (note 10)	—	—

Shareholder's Equity (Deficit)
Preferred Stock, par value $0.0001, and 1,000,000 shares authorized, and 0 shares issued and outstanding	—	—
Common Stock, par value $0.0001, and 5,000,000 shares authorized, and 1,000,000 shares issued and outstanding	100	100
Additional paid-in capital	189,440	59,500
Accumulated deficit	(193,220)	(50,345)
Total Shareholder's Equity (Deficit)	(3,680)	9,255

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$2,538,010	$57,535

The accompanying notes are an integral part of these consolidated financial statements

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Operations

	Year ended December 31, 2018	Year ended December 31, 2017

Interest Income
Interest on investments and cash	$35,461	$—
Total interest income	35,461	—

Interest expense
Interest expense on short term bonds	27,297	—
Total interest expense	27,297	—

Net interest income	8,164	—

Non-Interest Income
Loan fees	12,015	—
Total non-interest income	12,015	—

Non-Interest expenses
General and administrative expenses	163,054	13,919
Total non-interest expenses	163,054	13,919

Loss Before Income Taxes	(142,875)	(13,919)

Less Provision for Income Taxes	—	—

Net Loss	$(142,875)	$(13,919)

Earnings per common share (basic and diluted):

Net loss per common share	$(0.14)	$(0.01)
Weighted average number of shares outstanding	1,000,000	1,000,000

The accompanying notes are an integral part of these consolidated financial statements

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder's Equity (Deficit)

For the Years ended December 31, 2018 and 2017

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2016	1,000,000	$100	$—	$(36,426)	$(36,326)

Capital contribution from parent	—	—	59,500	—	59,500

Net loss	—	—	—	(13,919)	(13,919)

Balance at December 31, 2017	1,000,000	$100	$59,500	$(50,345)	$9,255

Capital contribution from parent	—	—	129,940	—	129,940

Net loss	—	—	—	(142,875)	(142,875)

Balance at December 31, 2018	1,000,000	$100	$189,440	$(193,220)	$(3,680)

The accompanying notes are an integral part of these consolidated financial statements

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Year ended December 31, 2018	Year ended December 31, 2017

Cash flows from operating activities:
Net loss	$(142,875)	$(13,919)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Non-cash marketing expense	10,040	—
Changes in working capital items:
Prepaid expense	(1,250)	—
Interest receivable	(3,200)	—
Accrued interest	24,340	—
Deferred revenue	38,045	—
Accrued expenses	4,000	—
Accounts payable	25,595	—

Net cash used in operating activities	(45,305)	(13,919)

Cash flows from investing activities:
Loan disbursements	(1,200,000)	—

Net cash used in investing activities	(1,200,000)	—

Cash flows from financing activities:
Advances from parent	90,801	59,500
Repayments to parent	(31,620)	—
Parent capital contributions	50,000	—
Proceeds from bonds	2,780,827	—
Redemption of bonds	(368,678)	—
Loan from parent	—	11,410
Loan from officer	—	444

Net cash provided provided by financing activities	2,521,330	71,354

Net change in cash	1,276,025	57,435

Cash at beginning of year	57,535	100

Cash at end of year	$1,333,560	$57,535

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$2,957	$—
Cash paid for taxes	$—	$—

Supplemental Non-Cash Investing and Financing Information

Parent company loan converted to capital	$79,940	$—

Reclassification of accounts payable to advances from parent	$—	$30,000

The accompanying notes are an integral part of these consolidated financial statements

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in June of 2016. We are an early stage company, which, through our wholly owned subsidiary Worthy Lending, LLC (“WL”), loans or participates in secured loans, primarily to small business borrowers. We offer our Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website. We also market and sell our Worthy Bonds directly to investors.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. We may in the future also provide access to services, which will be attractive to the Worthy community such as personal loans (often used to reduce or pay off higher interest rate loans such as credit cards), student loans, small business loans, auto loans, student loan refinancing and debt counseling.

On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $143,000 and $45,000, respectively, for the year ended December 31, 2018. At December 31, 2018 we had a working capital deficit, shareholder’s deficit and accumulated deficit of $1,203,680, $3,680 and $193,220, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2019, the Company continues to incur losses, however, a Form 1-A Regulation A Offering Statement allows the Company to continue to raise capital.

In response to the losses incurred in 2018 and 2017, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,334,000 at December 31, 2018. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include the allowance for loan and interest receivables, estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Cash and cash equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans receivable, interest receivable, account payable, accrued expenses, and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable Securities

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Marketable securities consist of investments in mortgage backed securities purchased subsequent to December 31, 2018. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company classifies marketable securities available to fund current operations as current assets on its consolidated balance sheet. Marketable securities are classified as long-term assets on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least one year and (ii) the contractual maturity date of the investments is greater than one year. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of other income and expense in the consolidated statement of operations. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis. There were no realized gains or losses on marketable securities for the years ended December 31, 2018 or 2017. There were no marketable securities that had been in an unrealized loss position for more than 12 months as of December 31, 2018 or 2017.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Cost Method of Accounting for Investments

Investments in equity securities that do not have readily determinable fair values and do not qualify for consolidation or the equity method are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company’s proportionate share of accumulated earnings are applied as a reduction of the cost of the investment. Other than temporary impairments to fair value are charged against current period income. Our investments in privately held entities are primarily accounted for under the cost method.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses. Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Allocation of expenses Incurred by Parent on Behalf of the Company

During 2018 and 2017, costs incurred by our parent have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is subject to income taxes in the United States Federal jurisdiction and Florida. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at December 31, 2018 and 2017.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements. The following are a summary of recent accounting developments.

In February 2016, the FASB issued authoritative guidance, which is included in ASC 842, "Leases." This guidance requires lessees to recognize most leases on the balance sheet by recording a right-of-use asset and a lease liability. This guidance is effective for the Company as of January 1, 2019. The Company has determined that this standard will not have a material impact on its consolidated financial statements as of March 2019.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718, with certain exceptions. This update supersedes previous guidance for equity-based payments to nonemployees under Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This guidance is effective for the Company as of January 1, 2019. Based on the completed analysis, the Company has determined the adjustment will not have a material impact on the consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. LOANS RECEIVABLE

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, loaned funds under three loan agreements for an aggregate amount of $1,200,000, with small business borrowers based in the United States. The balance due the Company at December 31, 2018 is $1,200,000. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as revenue over the term of the loan. One of the loans has an annual facility fee, which is being amortized into income over one year. The term of the loans range from two to three years, with no prepayment penalty and generally pay interest only in year one. The loans are secured by the assets of the borrowers. These investments were funded by our bond sales. There was no loan allowance required at any time during the year ended December 31, 2018 or at December 31, 2018.

NOTE 6. BOND LIABILITIES

On January 4, 2018 our Regulation A+ Registration Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

During the year ended December 31, 2018, the Company sold approximately $2,800,000 of Worthy Bonds. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and are subject to a call by the Company at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $24,000 of accrued interest related to these outstanding bonds at December 31, 2018. During the year ended December 31, 2018, approximately $370,000 of bonds, principal and interest were redeemed. The Bond liabilities balance at December 31, 2018 was $2,422,190.

NOTE 7. ADVANCES FROM OFFICER

The Company is obligated to reimburse one of its officers for advancing the Company funds to cover costs such as filling fees and organizational expense. The balance due is approximately $1,000 and $1,000 at December 31, 2018 and 2017, respectively, and is due on demand, unsecured and interest free. This amount was paid back to the officer in February of 2019.

NOTE 8. ADVANCES FROM PARENT

The Company is obligated to reimburse its parent for advancing the Company funds to cover costs such as accounting, audit and legal expenses. The balance due is approximately $26,000 and $47,000 at December 31, 2018 and 2017, respectively, and is due on demand, unsecured and interest free.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 9. INCOME TAXES

For the year ended December 31, 2018 and 2017, the income tax provisions for current taxes were $0.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of temporary differences that result in deferred tax assets and liabilities are the results of carry forward tax credits.

The components of the net deferred tax assets for the year ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Net Operating Loss	$48,000	$12,400
Less: Valuation allowance	(48,000)	(12,400)
Net deferred tax asset	$—	$—

The net deferred tax assets have been fully offset by a valuation allowance at December 31, 2018 and 2017. The increase in the valuation allowance in 2018 was $35,600.

The table below summarizes the reconciliation of our income tax provision computed at the federal statutory rate of 21% for the year ended December 31, 2018 and 35% for the year ended December 31, 2017 and the actual tax provisions for the year ended December 31, 2018 and 2017.

	2018	2017

Expected provision (benefit) at statutory rate	(21.0)%	(35.0)%
State taxes	(3.6)%	(3.6)%
Change in federal rate	—%	14%
Increase in valuation allowance	24.6%	24.6%
Total provision (benefit) for income taxes	0.0%	0.0%

At December 31, 2018 and December 31, 2017 the Company had Federal net operating loss carry forwards of approximately $193,000 and $50,000, respectively. The net operating loss at December 31, 2017 of approximately $50,000 will expire in 2037. The remaining balance of approximately $143,000 can be carried forward indefinitely subject to annual usage limitations.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (Act). The Act makes significant modifications to the provisions of the Internal Revenue Code, including but not limited to, a corporate tax rate decrease to 21% effective as of January 1, 2018. The Company’s net deferred tax assets and liabilities have been revalued at the newly enacted U.S. Corporate rate in the year of enactment. The adjustment related to the revaluation of the deferred tax asset and liability balances is a net charge of approximately $5,000. This expense is fully offset by a change in valuation allowance. Accordingly, there is no impact on income tax expense as of December 31, 2017.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Lease commitments

The Company sublets office space from an officer of the Company and it has not yet been necessary to lease or acquire any other facilities and equipment. Beginning in October of 2018, the Company began paying rent to the landlord directly, for its share of the space, although the Company is still sub-leasing through the officer. The monthly rent is approximately $600.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 11. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

The Company has authorized 5 million shares of common stock and 1 million shares of preferred stock. No preferred shares have been issued.

During the year ended December 31, 2017, the Company received capital contributions of $59,500 from WFI.

During the year ended December 31, 2018, the Company received equity cash contributions of $50,000 from WFI.

During the year ended December 31, 2018, WFI forgave $79,940 of parent company debt, which was recorded as capital contributions.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred. No preferred shares have been issued.

NOTE 12. RELATED PARTIES

The Company has loans from its parent company and an officer of the Company, see notes 7 and 8. The Company has also received capital contributions from its parent company, see note 11. Lastly, the Company has shared administrative and marketing expenses of approximately $80,000.

NOTE 13. CONCENTRATIONS

The loans receivable balance of $1,200,000 is due from 3 small business borrowers, each one constituting more than 25% of the total balance.

All revenue in 2018 was derived from two of the small business borrowers.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 14. SUBSEQUENT EVENTS

Worthy Bond sales subsequent to December 31, 2018, through March 27, 2019 were approximately $2,500,000, while bond redemptions were approximately $600,000 during the same period. These sales have been recorded as an increase in cash and an increase in a corresponding liability.

In January of 2019, the Company entered in to a $170,000 loan receivable agreement with a small business based in the United States.  All terms are similar to the loan receivable agreements entered in to during the year ended December 31, 2018, see footnote 5.

In February of 2019, the Company invested $200,000 in 2 privately held Real Estate Investment Trusts (REIT). Also, in February of 2019, the Company invested $200,000 in fixed income marketable securities.

In March of 2019, the Company invested $175,000 in a loan secured by a mortgage in the real estate, located in Florida. Also in March of 2019, the Company lent an additional $50,000 to an existing borrower.

The Company has evaluated these consolidated financial statements for subsequent events through March 27, 2019, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

Item 8.	Exhibits.

		Incorporated by Reference			Filed or Furnished Herewith
No.	Exhibit Description	Form	Date Filed	Number

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on June 9, 2016	1-A	11/27/17	2.1
2.2	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/17	2.2
3.1	Form of Worthy Peer Capital Bond	1-A	11/27/17	3.1
3.2	Worthy Bond Investor Agreement	1-A	11/27/17	3.2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: March 28, 2019	Worthy Peer Capital, Inc.
By: /s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: March 28, 2019	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: March 28, 2019	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer; principal financial and accounting officer